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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Huntsman Corporation
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

447011 10 7
(CUSIP Number)

Samuel D. Scruggs, 500 Huntsman Way, Salt Lake City, Utah 84108, (801) 584-5700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 25, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HMP Equity Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒ — Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power -0-
Beneficially
Owned by Each		8.	Shared Voting Power 104,814,387
Reporting
Person With		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power 104,814,387

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 104,814,387

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 47.2%

14.	Type of Reporting Person (See Instructions) 00

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Huntsman Family Holdings Company LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒ — Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Utah

Number of Shares		7.	Sole Voting Power -0-
Beneficially
Owned by Each		8.	Shared Voting Power 104,814,387
Reporting
Person With		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power 26,181,624 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 104,814,387

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 47.2%

14.	Type of Reporting Person (See Instructions) 00

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jon M. Huntsman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒ — Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization United States of America

Number of Shares		7.	Sole Voting Power -0-
Beneficially
Owned by Each		8.	Shared Voting Power 126,619,287
Reporting
Person With		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power 47,986,524 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 126,619,287

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 57.1%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Peter R. Huntsman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒ — Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization United States of America

Number of Shares		7.	Sole Voting Power 967,317
Beneficially
Owned by Each		8.	Shared Voting Power 104,814,387
Reporting
Person With		9.	Sole Dispositive Power 967,317

		10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 105,781,704

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 47.7%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MatlinPatterson Global Opportunities Partners L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒ — Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power -0-
Beneficially
Owned by Each		8.	Shared Voting Power 104,814,387
Reporting
Person With		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power 78,632,763 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 104,814,387

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 47.2%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MatlinPatterson Global Opportunities Partners B, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒ — Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power -0-
Beneficially
Owned by Each		8.	Shared Voting Power 104,814,387
Reporting
Person With		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power 78,632,763 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 104,814,387

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 47.2%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MatlinPatterson Global Opportunities Partners (Bermuda) L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒ — Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Bermuda

Number of Shares		7.	Sole Voting Power -0-
Beneficially
Owned by Each		8.	Shared Voting Power 104,814,387
Reporting
Person With		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power 78,632,763 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 104,814,387

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 47.2%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MatlinPatterson Global Advisers LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒ — Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power -0-
Beneficially
Owned by Each		8.	Shared Voting Power 104,814,387
Reporting
Person With		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power 78,632,763 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 104,814,387

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 47.2%

14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). David J. Matlin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒ — Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization United States of America

Number of Shares		7.	Sole Voting Power -0-
Beneficially
Owned by Each		8.	Shared Voting Power 104,814,387
Reporting
Person With		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power 78,632,763 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 104,814,387

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 47.2%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Christopher R. Pechock

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒ — Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization United States of America

Number of Shares		7.	Sole Voting Power -0-
Beneficially
Owned by Each		8.	Shared Voting Power 104,814,387
Reporting
Person With		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power 78,632,763 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 104,814,387

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 47.2%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MatlinPatterson Asset Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒ — Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power -0-
Beneficially
Owned by Each		8.	Shared Voting Power 104,814,387
Reporting
Person With		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power 78,632,763 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 104,814,387

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 47.2%

14.	Type of Reporting Person (See Instructions) HC

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MatlinPatterson Global Partners LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒ — Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power -0-
Beneficially
Owned by Each		8.	Shared Voting Power 104,814,387
Reporting
Person With		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power 78,632,763 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 104,814,387

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 47.2%

14.	Type of Reporting Person (See Instructions) HC

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Mark R. Patterson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒ — Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization United States of America

Number of Shares		7.	Sole Voting Power -0-
Beneficially
Owned by Each		8.	Shared Voting Power 104,814,387
Reporting
Person With		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power 78,632,763 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 104,814,387

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 47.2%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MatlinPatterson LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒ — Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power -0-
Beneficially
Owned by Each		8.	Shared Voting Power 104,814,387
Reporting
Person With		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power 78,632,763 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 104,814,387

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 47.2%

14.	Type of Reporting Person (See Instructions) HC

EXPLANATORY NOTE

        This Statement on Schedule 13D, as amended as of the date hereof (this "Statement"), is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"): (i) HMP Equity Trust, a Delaware statutory trust ("HMP Trust"), (ii) Huntsman Family Holdings Company LLC, a Utah limited liability company ("Huntsman Family Holdings"), (iii) Jon M. Huntsman ("J. Huntsman"), (iv) Peter R. Huntsman ("P. Huntsman"), (v) David J. Matlin ("Matlin"), (vi) Christopher R. Pechock ("Pechock"), (vii) MatlinPatterson Global Opportunities Partners L.P., a Delaware limited partnership ("Matlin Partners (Delaware)"), (viii) MatlinPatterson Global Opportunities Partners B, L.P., a Delaware limited partnership (the "Opt-Out Fund"), (ix) MatlinPatterson Global Opportunities Partners (Bermuda) L.P., an exempt limited partnership organized under the laws of Bermuda ("Matlin Partners (Bermuda)" and together with Matlin Partners Delaware and Opt-Out Fund, the "Matlin Partnerships"), (x) MatlinPatterson Global Advisers LLC, a Delaware limited liability company, by virtue of its investment authority over securities held by the Matlin Partnerships ("Matlin Advisers"), (xi) MatlinPatterson Global Partners LLC, a Delaware limited liability company, as general partner of the Matlin Partnerships ("Matlin Global Partners"), (xii) MatlinPatterson Asset Management LLC, a Delaware limited liability company, as the holder of all of the membership interests in Matlin Global Partners and Matlin Advisers ("Matlin Asset Management"), (xiv) MatlinPatterson LLC, a Delaware limited liability company, as the holder of all of the membership interests in Matlin Asset Management ("MatlinPatterson") and (xv) Mark R. Patterson and Matlin, each as a holder of 50% of the membership interests in MatlinPatterson. Matlin, Pechock, the Matlin Partnerships, Matlin Advisers, Matlin Global Partners, Matlin Asset Management, MatlinPatterson and Mark R. Patterson are collectively referred to as the "Matlin Parties." The foregoing entities and persons are collectively referred to as the "Reporting Persons." The administrative trustees of HMP Trust consist of J. Huntsman, P. Huntsman, Matlin and Pechock. All of the outstanding beneficial interests in HMP Trust are owned by Huntsman Family Holdings and the Matlin Partnerships.

        On June 26, 2007, Huntsman Corporation, a Delaware corporation (the "Company") entered into an Agreement and Plan of Merger (the "Basell Merger Agreement") with Basell AF, a Luxembourg entity ("Basell") and BI Acquisition Holdings Limited, a Delaware corporation and wholly-owned subsidiary of Basell, pursuant to which Basell agreed to acquire all of the issued and outstanding common stock, par value $0.01 per share, of the Company (the "Common Stock" or "Shares"). As an inducement for Basell to enter into the Basell Merger Agreement, the Matlin Partnerships, HMP Trust, The Jon and Karen Huntsman Foundation (the "Huntsman Foundation") and Fidelity Charitable Gift Fund ("CGF," and together with the Huntsman Foundation, the "Charitable Stockholders") entered into a letter agreement (the "Basell Voting Agreement") with Basell on June 26, 2007 relating to, among other things, the voting of their Shares in favor of adoption of the Basell Merger Agreement.

        In advance of the execution of the Basell Merger Agreement and the Basell Voting Agreement, HMP Trust transferred 23,762,000 shares of Common Stock (the "Contribution Shares") to Huntsman Family Holdings, which further distributed the Contribution Shares to J. Huntsman, one of its members, for the purpose of allowing J. Huntsman to make a charitable contribution. J. Huntsman contributed the Contribution Shares on June 25, 2007 to the Charitable Stockholders (the "Contribution").

        On July 12, 2007, the Company terminated the Basell Merger Agreement (which resulted in an automatic termination of the Basell Voting Agreement) and entered into an Agreement and Plan of Merger (the "Hexion Merger Agreement") with Hexion Specialty Chemicals, Inc. ("Hexion"), a New Jersey corporation affiliated with Apollo Management, L.P., and Nimbus Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of Hexion ("Merger Sub"), pursuant to which Merger Sub will be merged with and into the Company resulting in the acquisition by Hexion of all of the issued and outstanding Common Stock of the Company (the "Hexion Acquisition"). Several agreements were executed in connection with the execution of the Hexion Merger Agreement, as summarized in this paragraph and described in this Statement. As an inducement for Hexion to enter into the Hexion Merger Agreement, the Charitable Stockholders and J. Huntsman entered into a new voting agreement (the "Charitable Stockholder Voting Agreement") with Hexion on July 12, 2007 relating to, among other things, the voting of the Shares held by the Charitable Stockholders and HMP Trust in favor of adoption of the Hexion Merger Agreement, as described in more detail in Item 4 below. In addition, in connection with the execution of the Hexion Merger Agreement, the Matlin Partnerships entered into a new voting agreement (the "MP Voting Agreement," and together with the Charitable Stockholder Voting Agreement, the "New Voting Agreements") with Hexion on July 12, 2007 relating to, among other things, the voting of the Shares beneficially owned by the Matlin Partnerships in favor of adoption of the Hexion Merger Agreement, as described in more detail in Item 4 below. In addition, HMP Trust and its beneficiaries agreed to a Reallocation (as defined in Item 4 below) between the holders of HMP Trust's Class A Trust Interests and Class B Trust Interests of certain shares of Common Stock which previously constituted the Escrowed Corporation Interest (as defined in Item 4 below), to better reflect the success of certain corporate initiatives which were not reflected in the original formula (which was solely based on the Company's stock price) used to allocate the Escrowed Corporation Interest and to settle disagreements over past agreements concerning the allocation of the Escrowed Corporation Interest, as described in more detail in Item 4 below. The Reallocation will not be made until immediately prior to the consummation of the Hexion Acquisition or an Alternative Transaction (as defined in Item 4 below), as applicable, and MatlinPatterson may not cause to be distributed, transferred or sold any Shares subject to the Reallocation, except to the extent they are not subject to being allocated to Huntsman Family Holdings. Furthermore, the Company, Huntsman Family Holdings, the Matlin Partnerships and other stockholders of the Company agreed upon amendments to the registration rights agreement among such parties (the "Registration Amendments") that was filed as Exhibit 3 to the previous Schedule 13D/A filed by the Reporting Persons on March 9, 2005 and described in Item 6 of such filing. The primary purpose of the Registration Amendments is to expressly provide that the Matlin Partnerships shall be deemed to have validly requested that the Company register, on a continuous and/or a delayed basis, all shares of Common Stock owned directly or indirectly by the Matlin Partnerships or any of their affiliates (the "First MP Registration") and to remove the limitation on the amount of securities that the Matlin Partnerships may include in certain registrations (including the First MP Registration), and to provide that neither the Company nor any of the Company's other stockholders has the right to participate in the First MP Registration. The changes to the original registration rights agreement effected by the Registration Amendments will be revoked effective 15 days after any termination of the Hexion Merger Agreement unless the Company enters into another merger agreement within such 15-day period providing for a merger of the Company. A description of the registration rights agreement, as amended by the Registration Amendments, is included in Item 6 below.

        This Statement is being filed on behalf of the Reporting Persons to report the impact of the Contribution on the beneficial ownership of Common Stock by the Reporting Persons and to describe the material terms and conditions of the New Voting Agreements, the Hexion Merger Agreement and the transactions contemplated thereby, the Reallocation and the Registration Amendments.

Item 1. Security and Issuer

        This Statement relates to the Common Stock of the Company. The principal executive offices of the Company are located at 500 Huntsman Way, Salt Lake City, Utah 84108.

Item 2. Identity and Background.

        This Statement is filed jointly by the Reporting Persons. The Reporting Persons have entered into a Joint Filing Agreement dated as of February 22, 2005, a copy of which is included as an Exhibit to the Schedule 13D filed by the Reporting Persons on February 22, 2005 and which is incorporated herein by reference, pursuant to which they have agreed to file this Statement jointly. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement. Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons expressly declare that the filing of this Statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this Statement held by any other person.

        HMP Trust was formed to hold Shares received by Huntsman Family Holdings and the Matlin Partnerships pursuant to the Reorganization Transactions (defined below) among the Company, Huntsman Holdings, LLC ("Huntsman Holdings"), Huntsman Family Holdings, the Matlin Partnerships and other interest holders in Huntsman Holdings that were completed on February 16, 2005. The principal business of HMP Trust is to hold Shares.

        Huntsman Family Holdings was formed for the purpose of holding membership interests in Huntsman Holdings, an entity that owned all of the outstanding Shares prior to the Reorganization Transactions. The principal business of Huntsman Family Holdings is to hold interests in HMP Trust. The name, business address, present principal occupation or employment and citizenship of each manager and executive officer of Huntsman Family Holdings are set forth in Schedule A.

        Matlin Partners (Delaware) and the Opt-Out Fund are limited partnerships organized under the laws of Delaware. Matlin Partners (Delaware) generally invests in equity and subordinated debt securities of companies. The Opt-Out Fund holds investments of investors who originally invested in Matlin Partners (Delaware) but opted out of subsequent investments upon the spin off of MatlinPatterson entities from Credit Suisse First Boston in July 2002. The address of Matlin Partners (Delaware) is, and the Opt-Out Fund's principal business office, is c/o Matlin Global Partners 520 Madison Avenue, New York, New York 10022.

        Matlin Partners (Bermuda) is an exempt limited partnership organized under the laws of Bermuda. Matlin Partners (Bermuda) generally invests in equity and subordinated debt securities of companies. The address of Matlin Partners (Bermuda)'s principal business office is c/o Quorum International Limited, Reid House, 31 Church Street, Hamilton, Bermuda.

        Matlin Global Partners is a limited liability company organized under the laws of Delaware. Matlin Global Partners serves as General Partner of Matlin Partners (Delaware), Matlin Partners (Bermuda) and the Opt-Out Fund. The address of Matlin Global Partners' principal business office is 520 Madison Avenue, New York, New York 10022. The principal business of Matlin Global Partners is acting as the general partner to Matlin Partners (Delaware), Matlin Partners (Bermuda) and the Opt-Out Fund.

        Matlin Advisers is a limited liability company organized under the laws of Delaware. Matlin Advisers serves as investment advisor to Matlin Partners (Delaware), Matlin Partners (Bermuda) and the Opt-Out Fund. The address of Matlin Advisers' principal business office is 520 Madison Avenue, New York, New York 10022. Matlin Advisers performs certain investment advisory services on behalf of Matlin Partners (Delaware) and Matlin Partners (Bermuda), pursuant to a certain amended and restated Investment Advisory Agreement dated as of July 17, 2002 among Matlin Advisers, Matlin Partners (Delaware) and Matlin Partners (Bermuda).

        Matlin Asset Management is a limited liability company organized under the laws of Delaware. Matlin Asset Management is the holder of all of the membership interests in Matlin Global Partners and Matlin Advisers. The address of Matlin Asset Management's principal business office is 520

Madison Avenue, New York, New York 10022. Matlin Asset Management's principal business is owning Matlin Global Partners and Matlin Advisers.

        MatlinPatterson is a limited liability company organized under the laws of Delaware. MatlinPatterson is the holder of all of the membership interests in Matlin Asset Management. The address of MatlinPatterson's principal business office is 520 Madison Avenue, New York, New York 10022. MatlinPatterson's principal business is owning Matlin Asset Management.

        Mark R. Patterson and Matlin are each the holder of 50% of the membership interests in MatlinPatterson. The address of Mark R. Patterson and Matlin's principal business office is 520 Madison Avenue, New York, New York 10022. Mark R. Patterson's present principal occupation is acting as Chairman of Matlin Advisers and Matlin's present principal occupation is acting as Chief Executive Officer of Matlin Advisers. Matlin is a director of the Company. Mark R. Patterson and Matlin are citizens of the United States of America.

        Pechock's present principal occupation is acting as an employee of Matlin Advisers. The address of Pechock's principal business office is 520 Madison Avenue, New York, New York 10022. Pechock is a director of the Company. Pechock is a citizen of the United States of America.

        As a result of the Reorganization Transactions, the Matlin Partnerships received Shares which they contributed to HMP Trust.

        The principal occupation of J. Huntsman is serving as Chairman of the Board of the Company. The principal occupation of P. Huntsman is serving as President, Chief Executive Officer and Director of the Company. Each of J. Huntsman and P. Huntsman are citizens of the United States of America. J. Huntsman is the father of P. Huntsman. The business address of each of HMP Equity Trust, Huntsman Family Holdings, and J. Huntsman is 500 Huntsman Way, Salt Lake City, Utah 84108. The business address of P. Huntsman is 10003 Woodloch Forest Dr., The Woodlands, Texas 77380.

        None of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the other persons listed on Schedule A attached hereto has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

        During the past five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the other persons listed on Schedule A attached hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        Information with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.

Item 3. Sources and Amount of Funds or Other Consideration.

        On February 10, 2005, the Company, Huntsman Holdings, Huntsman Holdings Preferred Member, LLC ("HHPM"), and two wholly owned subsidiaries of the Company entered into merger agreements pursuant to which the Company agreed to acquire Huntsman Holdings and HHPM (the "Reorganization Transactions"). Pursuant to the Reorganization Transactions, on February 16, 2005, subsidiaries of the Company merged into HHPM and Huntsman Holdings and, in connection therewith, the Company issued Shares in exchange for the limited liability company interests in Huntsman Holdings and HHPM, including those owned by Huntsman Family Holdings, P. Huntsman and the Matlin Partnerships. As part of the Reorganization Transactions, Huntsman Family Holdings and the Matlin Partnerships caused to be delivered to HMP Trust the Shares they were to receive in the mergers. No other consideration was paid or given by Huntsman Family Holdings or the Matlin Partnerships in connection with the Reorganization Transactions.

        As described more fully in Item 4 hereof, the Contribution was completed on June 25, 2007, and, as an inducement for Hexion to enter into the Hexion Merger Agreement, the Charitable Stockholders and J. Huntsman entered into the Charitable Stockholder Voting Agreement and the Matlin Partnerships entered into the MP Voting Agreement, each on July 12, 2007. In addition, in connection with the execution of the Hexion Merger Agreement, the Company, Huntsman Family Holdings, the Matlin Partnerships and other stockholders of the Company entered into the Registration Amendments and the beneficiaries of HMP Trust agreed upon the Reallocation. No other consideration was paid or given in connection with the execution of the New Voting Agreements or the Registration Amendments or in connection with the Reallocation. No consideration was paid or given in connection with the Contribution.

        The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference.

Item 4. Purpose of Transaction.

        Before the Reorganization Transactions were effectuated, in order to reorganize the structure of the Company and its affiliates in a manner that would facilitate the initial public offering of Shares, on February 10, 2005, Huntsman Family Holdings and the Matlin Partnerships, as holders of beneficial interests in HMP Trust, and J. Huntsman, P. Huntsman, Matlin and Pechock, as administrative trustees of HMP Trust (the "Administrative Trustees"), and Deutsche Bank Trust Company Delaware, as Delaware trustee of HMP Trust, entered into the HMP Equity Trust Amended and Restated Trust Agreement (the "Trust Agreement"). Pursuant to the terms of the Trust Agreement, each of Huntsman Family Holdings and the Matlin Partnerships caused to be delivered to HMP Trust all of the Shares that they were entitled to receive pursuant to the Reorganization Transactions.

        The Trust Agreement provides that the two trustees of HMP Trust designated by Huntsman Family Holdings (the "HFH Designees") shall have the power to exercise all of the voting rights related to the Shares held directly or indirectly by HMP Trust in accordance with their sole discretion except that, unless the Administrative Trustees (at least one of whom must be a HFH Designee and one of whom must be one of the two trustees of HMP Trust designated by the Matlin Partnerships (the "MP Designees")) shall approve otherwise, all of such Shares shall be voted as follows:

        (i)    so as to cause:

          (A)  the certificate of incorporation or bylaws of the Company to provide for its Board of Directors (the "Corporate Board") to be divided into three classes of approximately equal size, with staggered, three-year terms: the first class consisting of directors ("Class I") whose terms will expire at the first annual meeting of the stockholders of the Company following the effectiveness of the Amended and Restated Certificate of Incorporation of the Company adopted in connection with the Company's initial public offering ("IPO"), the second class consisting of directors ("Class II") whose terms will expire at the second annual meeting of stockholders of the Company following such effectiveness and the third class consisting of directors ("Class III") whose terms will expire at the third annual meeting of stockholders of the Company following such effectiveness;

          (B)  the certificate of incorporation or bylaws of the Company to provide that upon the expiration of the term of a class of directors, directors in that class will be elected for three-year terms at the annual meeting of stockholders of the Company in the year in which their term expires;

          (C)  the Corporate Board to consist, immediately after the consummation of the IPO, of five members, with Class I consisting of two directors, Class II consisting of two directors and Class III consisting of one director; and

          (D)  the certificate of incorporation or bylaws of the Company to provide that any additional directorships resulting from an increase in the number of directors, and any reduction in the number of directors resulting from a decrease in the size of the Corporate Board (other than temporary vacancies) will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the members of the Corporate Board;

        (ii)   in any such stockholders meeting at which, or with respect to any such consent pursuant to which, directors are to be elected or appointed:

          (A)  until the second anniversary of the consummation of the IPO, so as to have the Board of Directors consist of, and only of, the following persons, subject to their consent to so serve: Alvin V. Shoemaker, Nolan D. Archibald, Marsha J. Evans, H. William Lichtenberger, Wayne A. Reaud and Richard Michaelson (the "Initial Directors"), the Adviser Directors (as defined below), the Huntsman Directors (as defined below) and/or other persons approved for nomination by the Company's nominating or governance committee or by an affirmative vote of at least two of the Administrative Trustees (as defined below), at least one of whom must be an HFH Designee and one of whom must be an MP Designee;

          (B)  so as to nominate and elect two persons designated by the MP Designees (the "Adviser Directors"), one of which shall be a director in Class I and one of which shall be a director in Class II, and, in the event any of such persons does not serve, or ceases to serve, as a director of the Company, such other persons designated by the MP Designees in place of such person;

        (iii)  With respect to the removal of directors of the Company, the Administrative Trustees shall vote or consent with respect to (or cause to be voted or consented with respect to) the Shares held directly or indirectly by HMP Trust as directed by the MP Designees with respect to any proposed removal of any Adviser Director, and as directed by the HFH Designees with respect to any proposed removal of any other director. Notwithstanding the previous sentence, however, until the second anniversary of the consummation of the IPO, the Administrative Trustees shall not vote or consent with respect to (or cause to be voted or consented with respect to) the Shares held directly or indirectly by HMP Trust to remove any of the Initial Directors unless such removal shall have received the approval of at least one of the Adviser Directors or is approved by an affirmative vote by at least two of the Administrative Trustees (at least one of whom must be an HFH Designee and one of whom must be an MP Designee);

        (iv)  Unless such action shall have received the approval of at least one of the Adviser Directors, in no event shall the Administrative Trustees vote or consent with respect to (or cause to be voted or consented with respect to) the Shares held directly or indirectly by HMP Trust to any of the following ("Special Actions"); provided that nothing in this provision shall be construed to require any vote of the stockholders of the Company or prohibit any director of the Company from voting as a director of the Company on any such matter in any manner he or she deems appropriate:

            (1)   entering into any transaction, agreements or arrangements between the Company or any of its subsidiaries, on the one hand, and any holder of beneficial interests in HMP Trust or any affiliate of any such holder (other than a subsidiary of the Company), on the other hand, and other than transactions in the ordinary course of business with respect to officers and directors (e.g., employee expense reimbursement, indemnification agreement, employee benefits, director or employee compensation, housing relocations, and similar transactions),

            (2)   amending or supplementing the Company's certificate of incorporation, repealing, adopting or modifying bylaws or modifying the size of the Corporate Board,

            (3)   filing by the Company of any petition for bankruptcy or consent to the entry of an order for relief in an involuntary bankruptcy case or make any assignment for the benefit of creditors,

            (4)   selling all or substantially all assets or stock of the Company, or merging, consolidating or combining the Company with any other entity (other than a subsidiary) or approving the sale of all or substantially all assets or stock of the Company, or the merger, consolidation or combination of the Company with any other entity (other than a subsidiary),

            (5)   issuing any new equity securities of the Company (or securities convertible into equity securities of the Company) other than with respect to director and employee compensation, or

            (6)   adopting a shareholder rights plan or any agreement or plan of the type commonly called a "poison pill" or any similar plan or agreement; and

        (v)   With respect to all matters other than those described in clauses (i) through (iv) above, the HFH Designees may vote (or cause to be voted or consented) the Shares held directly or indirectly by HMP Trust as they shall direct in their sole discretion.

        "Huntsman Directors" means J. Huntsman and P. Huntsman, and in the event that any of such persons does not serve, or ceases to serve, as a director of the Company, such other persons designated by the HFH Designees in place of such person.

        The Trust Agreement also provides that, if at any time HMP Trust is not the holder of more than 50% of the outstanding voting securities of the Company (or, in the event of a modification to, or replacement of, the definition of "operating company" under United States Department of Labor Regulation § 2510.3-101 that would require HMP Trust to own a higher percentage of the outstanding voting securities of the Company in order for HMP Trust to meet the definition of "operating company", then such higher percentage), then, upon the request of any holder of beneficial interests of HMP Trust, the Administrative Trustees shall cause Shares held by HMP Trust for the benefit of the various owners of beneficial interests in HMP Trust to be distributed to such owners, provided that such distributees have entered into the Voting Agreement included as Exhibit C to the Trust Agreement. Such Voting Agreement contains substantially similar voting provisions as specified in clauses (ii) through (iv) of the second paragraph of this Item 4.

        On June 26, 2007, the Company entered into the Basell Merger Agreement with Basell and BI Acquisition Holdings Limited, pursuant to which Basell agreed to acquire all of the issued and outstanding Common Stock of the Company. As an inducement for Basell to enter into the Basell Merger Agreement, the Matlin Partnerships, HMP Trust and the Charitable Stockholders entered into the Basell Voting Agreement with Basell on June 26, 2007 relating to, among other things, the voting of the Shares held by such parties in favor of adoption of the Basell Merger Agreement.

        In advance of the execution of the Basell Merger Agreement and the Basell Voting Agreement, HMP Trust transferred the Contribution Shares to Huntsman Family Holdings, which further distributed such shares to J. Huntsman, one of its members, for the purpose of allowing J. Huntsman to make a charitable contribution. J. Huntsman contributed the Contribution Shares on June 25, 2007 to the Charitable Stockholders.

        On July 12, 2007, the Company terminated the Basell Merger Agreement (which resulted in an automatic termination of the Basell Voting Agreement) and entered into the Hexion Merger Agreement with Hexion and Merger Sub for purposes of consummating the Hexion Acquisition. Pursuant to the terms of the Hexion Merger Agreement, Merger Sub will be merged with and into the Company resulting in the acquisition by Hexion of all of the issued and outstanding Common Stock of the Company. The Company's shareholders will receive $28.00 per share in cash, and the cash price per share to be paid by Hexion will increase at the rate of 8% per annum (inclusive of any dividends paid) beginning on April 5, 2008. The completion of the Hexion Acquisition is subject to customary closing conditions, including regulatory approval in the U.S. and Europe and adoption of the Hexion Merger Agreement by the Company's stockholders. Hexion will have until April 5, 2008, subject to two 90-day extensions under certain circumstances, to close the Hexion Acquisition. If the Hexion Acquisition is completed, the Shares will cease to be listed on the New York Stock Exchange.

        As an inducement for Hexion to enter into the Hexion Merger Agreement, the Charitable Stockholders and J. Huntsman entered into the Charitable Stockholder Voting Agreement with Hexion on July 12, 2007 relating to, among other things, the voting of the Shares held by the Charitable Stockholders and HMP Equity Trust. Pursuant to the Charitable Stockholder Voting Agreement, each of the Charitable Stockholders and J. Huntsman agree to cause the Subject Securities (as such term is defined below) to be voted, to the extent they may be lawfully voted, and to cause the HMP Trust to vote the Shares held by it, to the extent permitted under the Trust Agreement: (i) in favor of approval of the Hexion Acquisition, and the adoption and approval of the Hexion Merger Agreement and the terms thereof and in favor of each of the other actions contemplated by the Hexion Merger Agreement and (ii) against any competing proposal and against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of the Company in the Hexion Merger Agreement or impair the ability of the Company to consummate the Hexion Acquisition. In addition, each of the Charitable Stockholders and J. Huntsman appoint and constitute Hexion as its attorney and proxy to vote the Subject Securities consistent with the preceding sentence, subject to certain exceptions and qualifications. For purposes of the Charitable Stockholder Voting Agreement, the term "Subject Securities" refers to (i) all securities of the Company owned by a Charitable Stockholder as of the date of the Charitable Stockholder Voting Agreement, (ii) all additional securities of the Company with respect to which a Charitable Stockholder acquires ownership after the date of the Charitable Stockholder Voting Agreement and (iii) all Shares held by HMP Trust or with respect to which the Charitable Stockholders or J. Huntsman have the ability to control the voting thereof considering the particular matter to be voted upon as set forth in the Trust Agreement, as amended.

        In addition, pursuant to the Charitable Stockholder Voting Agreement and subject to certain permitted transfers, each Charitable Stockholder is prohibited from, and J. Huntsman is required to cause HMP Trust not to (with respect to Subject Securities that are Class B Trust Interests), directly or indirectly: (i) cause any Transfer (as such term is defined in the Charitable Stockholder Voting Agreement) of any such Subject Securities directly or indirectly owned by such Charitable Stockholder or the HMP Trust to be effected; (ii) permit any Transfer of any such Subject Securities to be effected, except in connection with the Hexion Acquisition; (iii) deposit any such Subject Securities into a voting trust or (iv) except in connection with the Charitable Stockholder Voting Agreement, grant a proxy or power of attorney or enter into any voting agreement or similar agreement that could restrict or otherwise affect its legal power, authority and right to vote any such Subject Securities. The Charitable Stockholder Voting Agreement provides for exceptions to these transfer restrictions to the extent the proposed transferee enters into the Charitable Stockholder Voting Agreement and so long as after the applicable transfer the Charitable Stockholders and the HMP Trust collectively beneficially own at least a majority of the total issued and outstanding shares of Common Stock on a fully diluted basis, among other specified requirements.

        The Charitable Stockholder Voting Agreement will terminate upon the earliest to occur of (i) the date upon which the Hexion Merger Agreement is validly terminated pursuant to its terms, (ii) the effective time of the Hexion Acquisition, (iii) the date after the stockholder meeting in which a vote is held concerning the approval of the Hexion Acquisition and (iv) the date that any material change or amendment is made to the Hexion Merger Agreement without the written consent of J. Huntsman.

        In addition, in connection with the execution of the Hexion Merger Agreement, the Matlin Partnerships entered into the MP Voting Agreement with Hexion on July 12, 2007 relating to, among other things, the voting of the Shares beneficially owned by the Matlin Partnerships. Pursuant to the MP Voting Agreement, the Matlin Partnerships agree to cause Shares beneficially owned by them on the applicable record date to be voted, to the extent they may be lawfully voted, and are required to consent to the voting by the HMP Trust of any Shares held by it, to the extent any such Shares may be lawfully voted: (i) in favor of approval of the Hexion Acquisition, and the adoption and approval of the Hexion Merger Agreement and the terms thereof and in favor of each of the other actions contemplated by the Hexion Merger Agreement and (ii) against any competing proposal. In addition, the Matlin Partnerships agreed in the MP Voting Agreement to retain in the HMP Trust at least 19,870,000 Shares beneficially owned by them through the date of the closing of the Hexion Acquisition, provided that the Matlin Partnerships may Transfer all or part of such shares so long as the transferee grants all voting rights to such shares to the HMP Trust or to J. Huntsman or so long as certain other requirements are met. The MP Voting Agreement will terminate upon the earliest to occur of (i) the date upon which the Hexion Merger Agreement is validly terminated pursuant to its terms and (ii) the effective time of the Hexion Acquisition.

        The purpose of entering into the New Voting Agreements was to induce Hexion to enter into the Hexion Merger Agreement and to facilitate the approval of the Hexion Merger Agreement.

        The original Trust Agreement provided that certain Shares held by the Trust were escrowed (the "Escrowed Corporation Interest") and the Escrowed Corporation Interest was later allocated between the holders of Class A Trust Interests and Class B Trust Interests in accordance with a designated formula. In connection with the execution of the Hexion Merger Agreement and in an effort to change the allocation procedures to better reflect the success of certain corporate initiatives that were not recognized under the original formula (which was solely based on the Company's stock price) used to allocate the Escrowed Corporation Interest and to settle disagreements over past agreements concerning the allocation of the Escrowed Corporation Interest, the Trust Agreement was amended on July 12, 2007 (the "Trust Amendment") to provide that, in the event the Hexion Acquisition is consummated as set forth in the Hexion Merger Agreement, or in the event another trade sale or merger transaction is entered into within six months of the date of the Trust Amendment that (i) provides for a per share value for the Shares of at least $25.00 per share, (ii) is approved by the Company's Board of Directors (an "Alternative Transaction") and (iii) is consummated within 18 months of the date of entry into such Alternative Transaction, the Escrowed Corporation Interest will be reallocated (the "Reallocation") 72.4% (i.e. 4,680,657 shares) to the holders of Class A Trust Interests (i.e., the Matlin Partnerships) and 27.6% (i.e., 1,783,701 shares) to the holders of Class B Trust Interests (i.e., Huntsman Family Holdings). In the event of an Alternative Transaction, Huntsman Family Holdings would be allocated a number of Shares from the Escrowed Corporation Interest equal to (i) 49,943,624 divided by (ii) the consideration per share to be paid in the Alternative Transaction and the remainder of the Escrowed Corporation Interest would be allocated to the Matlin Partnerships, which allocation would be made immediately prior to the consummation of the Alternative Transaction. Under the Trust Amendment, to the extent HMP Trust makes a distribution in connection with shares constituting the Escrowed Corporation Interest prior to the Merger or any Alternative Transaction, such distribution will be distributed 100% to the Holders of Class A Trust Interests through the date of the consummation of the Hexion Acquisition or any Alternative Transaction. The Reallocation will not be made until immediately prior to the consummation of the Hexion Acquisition or an Alternative Transaction, as applicable, and MatlinPatterson may not cause to be distributed, transferred or sold any Shares subject to the Reallocation, except to the extent they are not subject to being allocated to Huntsman Family Holdings. In the event the Hexion Merger Agreement (or the agreement providing for an Alternative Transaction) is terminated or for any other reason the Hexion Acquisition or an Alternative Transaction, as applicable, is not consummated, the Trust Amendment will be null and void.

        The Trust Amendment also grants to HMP Trust and its beneficiaries the right to enforce against the Matlin Partnerships the transfer restrictions contained in the MP Voting Agreement until the Trust

Amendment becomes null and void or until the Hexion Acquisition or an Alternative Transaction is consummated.

        In addition to the foregoing, as a result of the provisions of the Trust Agreement (and notwithstanding the Contribution and the New Voting Agreements), the Reporting Persons have the ability to determine or significantly influence the outcome of certain extraordinary matters submitted to the Company's stockholders for approval.

        Except for the First MP Registration and as described in this Item 4, none of the Reporting Persons nor, to the best knowledge of such persons, any other person named in Schedule A to this Statement has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

        The foregoing discussion is qualified in its entirety by reference to the Trust Agreement, the Trust Amendment, the Hexion Merger Agreement, the Charitable Stockholder Voting Agreement and the MP Voting Agreement, the terms of each of which are incorporated herein by reference to Exhibits 2, 5, 7, 8 and 9, respectively, hereto.

        The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

        (a)   HMP Trust is the direct owner of 104,814,387 Shares, or approximately 47.2% of the 221,901,565 Shares outstanding as of May 1, 2007. By virtue of the relationships described in Item 2 and Item 4 of this Statement, each of the other Reporting Persons may be deemed to share indirect beneficial ownership of all of the Shares owned by HMP Trust, and HMP Trust may significantly influence or control the Company. As a result of original allocations pursuant to the terms of the Trust Agreement, as of the date hereof, HMP Trust holds (i) 78,632,763 Shares for the Matlin Partnerships, as the holder of all the Class A Trust Interests and (ii) 26,181,624 Shares for Huntsman Family Holdings, as the holder of all of the Class B Trust Interests. Upon the consummation of the Hexion Acquisition (which would trigger the Reallocation, as more fully described in Item 4 above), under the Trust Amendment, HMP Trust will hold (i) 76,849,062 Shares for the Matlin Partnerships, as the holder of all of the Class A Trust Interests and (ii) 27,965,325 Shares for Huntsman Family Holdings, as the holder of all of the Class B Trust Interests. In the event of an Alternative Transaction, Huntsman Family Holdings would be allocated a number of shares from the Escrowed Corporation Interest equal to (i) 49,943,624 divided by (ii) the consideration per share to be paid in the Alternative Transaction, and the remainder of the Escrowed Corporation Interest would be allocated to the Matlin Partnerships (which allocations would be made immediately prior to the consummation of the Alternative Transaction). Huntsman Family Holdings disclaims beneficial ownership of all of the Shares that are held by HMP Trust for the benefit of the Matlin Partnerships as determined pursuant to the terms of the Trust Agreement. Each of the Matlin Parties disclaims beneficial ownership of all of the Shares held by HMP Trust for the benefit of Huntsman Family Holdings as determined pursuant to the terms of the Trust Agreement. The filing of this Statement shall not be construed as an admission by any of the Reporting Persons that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of Shares owned by, or held for the benefit of, other parties.

        In addition to the foregoing, J. Huntsman may be deemed to be the beneficial owner of (i) 22,900 Shares held by the Karen H. Huntsman Inheritance Trust, by virtue of being the spouse of the trustee of such trust and (ii) the 21,782,000 Shares which he contributed to the Huntsman Foundation in the Contribution, by virtue of having the right to appoint all trustees on the Board of Trustees of the Huntsman Foundation and the right to remove any such trustees with or without cause or for any reason. J. Huntsman expressly disclaims beneficial ownership of any shares held by the Karen H. Huntsman Inheritance Trust or the Huntsman Foundation.

        P. Huntsman is also the beneficial owner of an additional 539,144 shares of restricted Common Stock and 428,173 shares of Common Stock subject to stock options exercisable within 60 days.

        Matlin Global Partners serves as General Partner of each of the Matlin Partnerships. By reason of such relationships, Matlin Global Partners may be deemed to beneficially own the shares owned by Matlin Partners (Delaware). Matlin Advisers serves as investment advisor to the Matlin Partnerships. By reason of such relationships, Matlin Advisers may be deemed to beneficially own the shares owned by Matlin Partners (Delaware). Matlin Asset Management is the holder of all of the membership interests in Matlin Global Partners and Matlin Advisers. By reason of such relationships, Matlin Asset Management may be deemed to beneficially own the shares owned by Matlin Partners (Delaware). MatlinPatterson is the holder of all of the membership interests in Matlin Asset Management. By reason of such relationship, MatlinPatterson may be deemed to beneficially own the shares owned by Matlin Partners (Delaware). Mark R. Patterson and Matlin are the holders of all of the membership interests in MatlinPatterson. By reason of such relationships, each of Mark R. Patterson and Matlin may be deemed to share voting and dispositive power over the shares owned by Matlin Partnerships.

        (b)   HMP Trust, J. Huntsman, P. Huntsman, Matlin and Pechock share voting power with respect to all of the 104,814,387 Shares owned by HMP Trust, which Shares represent 47.2% of the outstanding Shares as of the date of this Statement. Due to the relationships described in Items 6 and 5(a), (i) the Matlin Partnerships, as the holders of the Class A Trust Interests, share dispositive power with HMP Trust with respect to the 78,632,763 Shares (or 76,849,062 Shares in the event of the Reallocation, as more fully described in Item 4 above) allocated to the holders of the Class A Trust Interests pursuant to the terms of the Trust Agreement and (ii) Huntsman Family Holdings, as the holders of the Class B Trust Interests of HMP Trust, shares dispositive power with HMP Trust and J. Huntsman with respect to the 26,181,624 Shares (or 27,965,325 Shares in the event of the Reallocation, as more fully described in Item 4 above) allocated to the holders of the Class B Trust Interests pursuant to the terms of the Trust Agreement. In addition to the shared voting power that J. Huntsman may hold with respect to the 104,814,387 Shares held by HMP Trust, J. Huntsman may also be deemed to have shared voting and dispositive power with respect to an additional (i) 22,900 Shares (less than 1% of the outstanding Shares) held by the Karen H. Huntsman Inheritance Trust, by virtue of being the spouse of the trustee of such trust and (ii) 21,782,000 Shares (9.8% of the outstanding Shares) which he contributed to the Huntsman Foundation in the Contribution, by virtue of having the right to appoint all trustees on the Board of Trustees of the Huntsman Foundation and the right to remove any such trustees with or without cause or for any reason. J. Huntsman expressly disclaims beneficial ownership of any shares held by the Karen H. Huntsman Inheritance Trust or the Huntsman Foundation. In addition to the shared voting power that P. Huntsman may hold with respect to the 104,814,387 Shares held by HMP Trust, P. Huntsman has sole voting and dispositive power with respect to an additional 539,144 Shares of restricted Common Stock (0.2% of the outstanding Shares) and 428,173 shares of Common Stock subject to stock options exercisable within 60 days (0.2% of the outstanding Shares).

        (c)   Except for the transfers in connection with the Contribution and the other transactions described herein, the Reporting Persons did not engage in any transactions with respect to the Shares within the last 60 days.

        (d)   Not applicable

        (e)   Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        See Response to Item 4.

        The Trust Agreement provides that HMP Trust holds all of the shares owned by HMP Trust for the benefit of Huntsman Family Holdings and the Matlin Partnerships as the holders of the Class B Trust Interests and the Class A Trust Interests, respectively, of HMP Trust. The Trust Agreement also provides that, upon the allocation of shares to Huntsman Family Holdings and the Matlin Partnerships as the holders of the Class B Trust Interests and the Class A Trust Interests, respectively, pursuant to the terms of the Trust Agreement, each of Huntsman Family Holdings and the Matlin Partnerships will have the right to withdraw all or any portion of the shares held by HMP Trust for the benefit of such Reporting Person in connection with certain sales or other transfers of Shares by such Reporting Person.

        The Company, Huntsman Family Holdings, the Matlin Partnerships and other stockholders of the Company entered into a registration rights agreement on February 10, 2005 and, in connection with the execution of the Hexion Merger Agreement, such parties executed the Registration Amendments. The primary purpose of the Registration Amendments is to expressly provide that the Matlin Partnerships shall be deemed to have validly requested the First MP Registration and to remove the limitation on the amount of securities that the Matlin Partnerships may include in certain registrations (including the First MP Registration), and to provide that neither the Company nor any of the Company's other stockholders has the right to participate in the First MP Registration. The changes to the original registration rights agreement effected by the Registration Amendments will be revoked effective 15 days after any termination of the Hexion Merger Agreement unless the Company enters into another merger agreement within such 15-day period providing for a merger of the Company.

        Pursuant to the registration rights agreement, as amended by the Registration Amendments, the Company granted to Huntsman Family Holdings and the Matlin Partnerships demand and piggyback registration rights (including, without limitation, rights to demand shelf registration statements) for the Shares beneficially owned by them. Except in the case of the First MP Registration, demand rights may not be exercised, however, to require registration during the period of time covered by any applicable lock-up agreement. Despite a registration demand, the Company may delay filing of the registration statement for up to 90 days (but not beyond July 23, 2007 in the case of the First MP Registration Statement) if, in the good faith judgment of the Company's board of directors, filing the registration statement would require the disclosure of pending or contemplated matters or information, the disclosure of which would likely be detrimental to the Company or materially interfere with its or its subsidiaries business or a pending or contemplated material transaction involving the Company or any of its subsidiaries, which period may be extended for up to an additional 90 days (but not beyond July 23, 2007 in the case of the First MP Registration Statement) upon a subsequent good faith determination by the Company's board of directors that the conditions for deferral still exist. The agreement also provides that the Company will pay the costs and expenses, other than underwriting discounts and commissions, related to the registration and sale of Shares that are registered pursuant to the registration rights agreement, provided that any expenses incurred in connection with the First MP Registration will be paid by the Matlin Partnerships to the extent such expenses exceed the expenses that would have been incurred in connection with the First MP Registration had the registration rights agreement permitted such registration to be effected on or before September 30, 2007 as opposed to July 23, 2007, and the Matlin Partnerships are required to pay all SEC or NASD filing fees in connection with the First MP Registration with respect to the amount of the Matlin Partnerships' securities that are covered by the applicable registration statement and that exceed $300 million. The agreement contains customary registration procedures and indemnification and contribution provisions requiring indemnification or contribution by the Company for the benefit of the stockholders whose shares are registered and sold pursuant to the agreement. Each of the stockholders whose shares are registered and sold pursuant to the agreement has agreed to indemnify the Company solely with respect to information provided by such person for use in the prospectus related to the offering of Shares by such person, with such indemnification being limited to the proceeds of the offering received by such person.

        In addition, in connection with the Contribution, the Company entered into two agreements on June 25, 2007 with J. Huntsman and each of the Charitable Stockholders. These agreements required the Company to prepare and file with the Commission, within a designated timeframe, a Registration Statement on Form S-3 to cover the potential resale of the Contribution Shares by the Charitable Stockholders.

Item 7. Material to be Filed as Exhibits

Exhibit 1(*)	Joint Filing Agreement dated as of February 22, 2005 by and among HMP Equity Trust, Huntsman Family Holdings Company LLC, Jon M. Huntsman, Peter R. Huntsman, David J. Matlin, Christopher R. Pechock, MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson Global Opportunities Partners B, L.P., MatlinPatterson Global Opportunities Partners (Bermuda) L.P., MatlinPatterson Global Advisers LLC, MatlinPatterson LLC, MatlinPatterson Asset Management LLC, Mark R. Patterson and MatlinPatterson Global Partners LLC.
Exhibit 2(*)
HMP Equity Trust Amended and Restated Trust Agreement, dated as of February 10, 2005, by and among HMP Equity Trust, Huntsman Family Holdings Company LLC, Jon M. Huntsman, Peter R. Huntsman, David J. Matlin, Christopher R. Pechock, Deutsche Bank Trust Company (solely as Delaware trustee), MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson Global Opportunities Partners B, L.P., MatlinPatterson Global Opportunities Partners (Bermuda) L.P. and MatlinPatterson Global Advisers LLC.
Exhibit 3
Amended and Restated Registration Rights Agreement, dated as of July 12, 2007 by and among Huntsman Corporation, Huntsman Family Holdings Company LLC, MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson Global Opportunities Partners B, L.P., MatlinPatterson Global Opportunities Partners (Bermuda) L.P. and the other stockholders of Huntsman Corporation named therein [incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on July 13, 2007].
Exhibit 4(*)	Restricted Stock Agreement between P. Huntsman and Huntsman Corporation. [incorporated by reference to Exhibit 10.22 to the Registration Statement on Form S-1 of Huntman Corporation (333-120749)].
Exhibit 5
Amendment No. 1 to Amended and Restated Trust Agreement of HMP Equity Trust, dated as of July 12, 2007, by and among the administrative trustees of HMP Equity Trust, Huntsman Family Holdings Company LLC, MatlinPatterson Global Opportunities Partners, L.P., MatlinPatterson Global Opportunities Partners B, L.P. and MatlinPatterson Global Opportunities Partners (Bermuda) L.P.
Exhibit 6	[Reserved]
Exhibit 7
Agreement and Plan of Merger dated as of July 12, 2007 by and among Hexion Specialty Chemicals, Inc., Nimbus Merger Sub Inc. and Huntsman Corporation [incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on July 13, 2007].

Exhibit 8	Voting Agreement, dated as of July 12, 2007, by and among Hexion Specialty Chemicals, Inc., The Jon and Karen Huntsman Foundation, Fidelity Charitable Gift Fund and Jon M. Huntsman.
Exhibit 9
Voting Agreement, dated as of July 12, 2007, by and among Hexion Specialty Chemicals, Inc., MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson Global Opportunities Partners B, L.P. and MatlinPatterson Global Opportunities Partners (Bermuda) L.P.
Exhibit 24.1(*)	Power of Attorney for HMP Equity Trust
Exhibit 24.2(*)	Power of Attorney for Huntsman Family Holdings Company LLC
Exhibit 24.3(*)	Power of Attorney for Jon M. Huntsman
Exhibit 24.4(*)	Power of Attorney for Peter R. Huntsman

(*)
Previously filed as an exhibit to the Statement.

Signatures

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: July 13, 2007	HMP Equity Trust
	By:	*
Huntsman Family Holdings Company LLC
	By:	*
* Jon M. Huntsman
* Peter R. Huntsman
/s/ DAVID J. MATLIN David J. Matlin
/s/ CHRISTOPHER R. PECHOCK Christopher R. Pechock
MatlinPatterson Global Opportunities Partners L.P.
	By:	MatlinPatterson Global Partners LLC, as general partner
	By:	/s/ MARK R. PATTERSON
	Name:	Mark R. Patterson
	Title:	Director
	*By:	/s/ SAMUEL D. SCRUGGS Samuel D. Scruggs Attorney-in-fact

MatlinPatterson Global Opportunities Partners B, L.P.
By:	MatlinPatterson Global Partners LLC, as general partner
By:	/s/ MARK R. PATTERSON
Name:	Mark R. Patterson
Title:	Director
MatlinPatterson Global Opportunities Partners (Bermuda) L.P.
By:	MatlinPatterson Global Partners LLC, as general partner
By:	/s/ MARK R. PATTERSON
Name:	Mark R. Patterson
Title:	Director
MatlinPatterson Global Advisers LLC
By:	/s/ MARK R. PATTERSON
Name:	Mark R. Patterson
Title:	Chairman
MatlinPatterson Asset Management LLC
By:	/s/ MARK R. PATTERSON
Name:	Mark R. Patterson
Title:	Chairman
MatlinPatterson Global Partners LLC
By:	/s/ MARK R. PATTERSON
Name:	Mark R. Patterson
Title:	Director
MatlinPatterson LLC
By:	/s/ MARK R. PATTERSON
Name:	Mark R. Patterson
Title:	Member
/s/ MARK R. PATTERSON Mark R. Patterson

SCHEDULE A

EXECUTIVE OFFICERS AND MANAGERS
OF
HUNTSMAN FAMILY HOLDINGS COMPANY LLC

        The name and titles of the executive officers and managers of Huntsman Family Holdings Company LLC and their principal occupations are set forth below. Unless otherwise indicated in the Statement, each such person is a United States citizen and the business address of each such person is 500 Huntsman Way, Salt Lake City, Utah 84108.

Name	Principal Occupation
Jon M. Huntsman	Chairman of Huntsman Corporation
Karen H. Huntsman	Retired
Peter R. Huntsman	President and CEO of Huntsman Corporation
David H. Huntsman	Self-employed
James H. Huntsman	Self-employed
Paul C. Huntsman	Self-employed
David S. Parkin	Self-employed
Richard R. Durham	Self-employed

A-1

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EXPLANATORY NOTE
  Item 1. Security and Issuer
  Item 2. Identity and Background.
  Item 3. Sources and Amount of Funds or Other Consideration.
  Item 4. Purpose of Transaction.
  Item 5. Interest in Securities of the Issuer.
  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
  Item 7. Material to be Filed as Exhibits
Signatures
  SCHEDULE A
EXECUTIVE OFFICERS AND MANAGERS OF HUNTSMAN FAMILY HOLDINGS COMPANY LLC